UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Eterna Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $.005 per share
(Title of Class of Securities)

114082209
(CUSIP Number)

Charles Cherington

c/o Ara Partners, LLC

200 Berkeley Street, 26th Floor

Boston, Massachusetts 02116

(617) 838-3053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 114082209

1	NAMES OF REPORTING PERSONS
Charles Cherington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	¨
			(b)	¨

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,212,526(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,212,526(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,212,526(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			¨

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of (i) 556,465 shares of common stock, par value $0.005 per share (“Common Stock”), of Eterna Therapeutics Inc. (the “Issuer”); (ii) 5,261 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer; (iii) 15,315 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days; and (iv) 635,485 shares of Common Stock issuable upon conversion of the Issuer’s convertible notes and/or exercise of warrants held by the Reporting Person.
(2)	Calculated based on an aggregate of 6,066,392 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 5,410,331 shares of Common Stock issued and outstanding as of August 8, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023; (ii) 5,261 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer; (iii) 15,315 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days; and (iv) 635,485 shares of Common Stock issuable upon conversion of the Issuer’s convertible notes and/or exercise of warrants held by the Reporting Person that are convertible or exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 114082209

Item 1.	Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends certain Items of the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 13, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 14, 2022 (“Amendment No. 2”) and Amendment No. 3 thereto filed with the SEC on September 7, 2023 (“Amendment No. 3” and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Charles Cherington (the “Reporting Person”).  The principal executive offices of the Issuer are located at 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141.

Item 2.	Identity and Background

Paragraphs (a)-(c) of Item 2 of the Original Schedule 13D are hereby amended by replacing them in entirety with the following:

(a)-(c). This Schedule 13D is being filed by Charles Cherington (the “Reporting Person”). The Reporting Person is a co-founder and managing partner of Ara Partners, a global private equity firm focused on industrial decarbonization investments. The Reporting Person’s principal office is located at 200 Berkeley Street, 26th Floor, Boston, Massachusetts 02116.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 5 of this Amendment No. 4 is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person acquired the December 2023 Notes and December 2023 Warrants (as defined below) in the Private Placement, as described and defined in Item 5 of this Amendment No. 4, for investment purposes.  The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (b): As of December 20, 2023, the Reporting Person owned directly (i) 556,465 shares of Common Stock, (ii) Series A Convertible Preferred Stock convertible into 5,261 shares of Common Stock, (iii) options to acquire 15,315 shares of Common Stock, which are exercisable within 60 days; and (iv) 635,485 shares of Common Stock underlying the Issuer’s convertibles notes (including the December 2023 Notes) and/or warrants (including the December 2023 Warrants) held by the Reporting Person.  Items 7-11, inclusive, set forth on the cover page to this Amendment No. 4 are hereby incorporated by reference in this item 5.

(c) During the past 60 days, the Reporting Person engaged in the following transaction in shares of Common Stock:

On December 15, 2023, the Reporting Person acquired $3,000,000 in aggregate principal amount of the Issuer’s 12% Senior Convertible Notes (the “December 2023 Notes”) and 3,125,976 accompanying warrants (each, a “December 2023 Warrant”) to purchase one share of Common Stock, representing 200% of the number of shares of Common Stock into which the December 2023 Notes are initially convertible (disregarding any beneficial ownership limitation in the December 2023 Notes).  The Reporting Person acquired the December 2023 Notes and December 2023 Warrants from the Issuer in a private placement pursuant to that certain Securities Purchase Agreement, dated as of December 14, 2023, by and among the Issuer, the Reporting Person and the other parties thereto (the “Private Placement”).

The December 2023 Notes are the general senior unsecured obligations of the Company and rank equal in right of payment with all of the Company’s existing and future unsubordinated indebtedness. The December 2023 Notes bear interest at 12.0% per annum, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2024. At its election, the Company may pay interest either in cash or in-kind by increasing the outstanding principal amount of the December 2023 Notes. The December 2023 Notes mature on December 15, 2028, unless earlier converted or repurchased. The Company may not redeem the December 2023 Notes at its option prior to maturity.

Each December 2023 Note has a conversion price of $1.9194 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as described in the December 2023 Notes. The December 2023 Notes do not contain any ratchet or other financial anti-dilution provision.

Each December 2023 Warrant is immediately exercisable, has an exercise price of $1.43 per share, expires five years following the Closing Date and is subject to customary adjustments.

However, the Reporting Person may not convert the December 2023 Notes or exercise the December 2023 Warrants if the aggregate number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% immediately after exercise thereof.  Therefore, the Reporting Person currently beneficially owns 635,485 shares of Common Stock issuable upon the conversion of the December 2023 Notes, the exercise of the December 2023 Warrants, the conversion or exercise, as applicable, of other convertible notes and warrants of the Issuer held by the Reporting Person or any combination of the foregoing securities transactions.

In connection with the Private Placement, the Issuer agreed to amend (a) 523,512 warrants to purchase 523,512 shares of Common Stock issued to the Reporting Person on December 2, 2022 in a previously reported private placement and (b) 2,307,692 warrants to purchase 2,307,692 shares of Common Stock issued to the Reporting Person on July 14, 2023 in a previously reported private placement, in each case, to lower the exercise price of such warrants to $1.43 per share.

CUSIP No. 114082209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2023
	By:	/s/ Charles Cherington
	Name:	Charles Cherington

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